FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 27, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Schedule “A” - Press Release dated January 27, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: January 27, 2004

Exhibit 1.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Lucky 1 Enterprises Inc. (the "Company")

6th Floor, 1199 West Hastings Street

Vancouver, BC   V6E 3T5

2.  Date of Material Change:

January 27, 2004

3.  News Releases:

  News releases were disseminated via Vancouver Stockwatch and Market News Publishing.

4.  Summary of Material Changes:

The Company shall not proceed with the Iskut River Gold Property.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material   change and this report, and may be contacted at (604) 681-1519 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 27th day of January, 2004.

LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"

_______________________

President

c.c.:

 Quebec Securities Commission

Attention:  Continuous Disclosure

Alberta Securities Commission

Attention:  Continuous Disclosure

U.S. Securities & Exchange Commission

Anfield Sujir Kennedy & Durno

Attention:  Michael Kennedy

Schedule “A”

NEWS RELEASE

January 27, 2004

      Symbol: LKYOF.OTC Bulletin Board

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) announces that further to its news release dated January 5, 2004, the Company shall not proceed with the Iskut River Gold Property.

The Company is seeking other mineral exploration properties of merit to become involved in.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519 or email: info@lucky1.net .

On behalf of the Board of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

____________________________

Bedo H. Kalpakian, President

LUCKY 1 ENTERPRISES INC.

6th Floor, 1199 West Hastings Street

Vancouver, BC, Canada   V6E 3T5

Tel: (604) 681-1519

Fax: (604) 681-9428

Email: Info@lucky1.net  website: www.lucky1.net